UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

On May 4, 2023, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended March 31, 2023. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FIRST QUARTER 2023 FINANCIAL RESULTS

First Quarter 2023 Highlights

•

For the quarter ended March 31, 2023, the Company had revenue of €35.1 million, an increase of 24% compared to the same period in 2022, gross margin of 36.8%, an increase of 90 basis points compared to the fourth quarter of 2022, and operating loss of €36.6 million.

•

During the three months ended March 31, 2023, the Company realized approximately €10 million in cash savings and reduced its operating expenses by more than €8 million under its previously announced cost reduction program.

•	The Company announced new products and capabilities, including Pulsar Pro, ENERGY STAR, Supernova 180, and Supernova Gen2.

•

At March 31, 2023, the Company had €67 million in long-term debt and €66 million in cash and cash equivalents, each of which included €25 million in borrowings under a new term loan facility with Banco Bilbao Vizcaya Argentaria S.A.

•	Investments in property, plant and equipment during the three months ended March 31, 2023 were €3 million.

•	The Company entered the Japanese market.

•	During the three months ended March 31, 2023, Wallbox sold approximately 45,000 chargers worldwide.

•	Geographic growth during the three months ended March 31, 2023 compared to the same period in 2022 was as follows:

•	U.S. – 126%

•	Europe (excluding S. Europe) – 18%

•	S. Europe (Spain, Portugal, Italy and Greece) – 110%

•	Latin America – 60%

•	During the three months ended March 31, 2023, the following geographic regions represented the following percentage of total revenue for the period:

•	U.S. – 16%

•	Europe – 80%

•	Asia Pacific – 2%

•	Latin America – 1%

Definitions and Basis of Presentation

•	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used.

•

Operating loss consists of the Company’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

•	Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. First Quarter 2023 Financial Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792 and 333-271116) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated May 4, 2023

99.2	Wallbox N.V. Presentation, dated May 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 4, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer